[redacted]

PBJ 11/7

SECUR ... ION

*SECURITIES AND EXCHANGE COMMISSION

RECEIVED

OCT 17 2008

08031523

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 18486

DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/07 (MM/DD/YY) AND ENDING 01/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLiney and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 McGee Trafficway
(No. and Street)

Kansas City (City) MO (State) 64108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300, Kansas City, MO 64111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 14 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/13

OATH OR AFFIRMATION

I, George J. McLiney, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLiney And Company, as of January 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI EARL
Notary Public - Notary Seal
State of Missouri - County of Clay
My Commission Expires May 24, 2010
Commission #06434135

Signature

Title

Notary Public Heidi Earl

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: McLiney and Company [13]

SEC FILE NO.: 8-18486 [14]

FIRM I.D. NO.: 6936 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2800 McGee Trafficway [20]
(No. and Street)

Kansas City [21] MO [22] 64108 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 02/01/07 [24]

AND ENDING (MM/DD/YY): 01/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

George J. McLiney, Jr. [30] (816) 221-4042 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: — OFFICIAL USE

[32] [33]

[34] [35]

[36] [37]

[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT X [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedules remain true, correct and complete as previously submitted.

Dated the 3/28 day of 08

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78 f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Weaver & Martin, LLC [70]

ADDRESS

411 Valentine Road, Suite 300 [71]	Kansas City [72]	MO [73]	64111 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company | N 2 | [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 01/31/08 [99]
SEC FILE NO. 8-18486 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 237,477	200			$ 237,477	750
2. Cash segregated in compliance with federal and other regulations	5,026	210			5,026	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350	133,872	600	133,872	830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations	495,184	380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company as of 01/31/2008

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Non-Allowable		Total	
E. Stocks and warrants		$ 499,122	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Sport commodities			430			$ 994,306	850
8. Securities owned not readily marketable:							
A. At Cost $	130		440	$	610		860
9. Other investments not readily marketable:							
A. At Cost $	140						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities $	150						
B. Other $	160		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities $	170						
B. Other $	180		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value $	190						
B. Owned at cost					650		
C. Contributed for use of company, at market value					660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490	20,921	680	20,921	920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous			530	3,811	720	3,811	930
16. TOTAL ASSETS		$ 1,236,809	540	$ 158,604	740	$ 1,395,413	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company as of 01/31/08

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040	$	1250	$	1470
18. Securities sold under repurchase agreement				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			21	1510
2. Other	16	1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other:		1110		1320		1570
20. Payable to customers:						
A. Securities accounts-including free credits of 15 $ [950]		1120			22	1580
B. Commodities accounts	17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable		1170				1640
C. Income taxes payable		1180			23	1650
D. Deferred income taxes			20 16,020	1370	16,020	1660
E. Acrued expenses and other liabilities	34,485	1190			34,485	1670
F. Other	18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company — as of 01/31/08

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
24. Notes and mortgages payable:						
A. Unsecured	$ 52,000	1210			$ 52,000	1690
B. Secured		1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
26. TOTAL LIABILITIES	$ 86,485	1230	$ 16,020	1450	$ 102,505	1760

Ownership Equity				
27. Sole Proprietorship			$	1770
28. Partnership-limited partners	$	1020	$	1780
29. Corporation:				
A. Preferred stock				1791
B. Common stock			105,090	1792
C. Additional paid-in capital			10,180	1793
D. Retained earnings			1,360,516	1794
E. Total			1,475,786	1795
F. Less capital stock in treasury			(182,878)	1796
30. TOTAL OWNERSHIP EQUITY			$ 1,292,908	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 1,395,413	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company as of 01/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition - Item 1800			$ 1,292,908	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			1,292,908	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 1,292,908	3530
6. Deductions and/or charges				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 158,604	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items ____ 3450				
C. Aged short security differences-less reserve of $ ____ 3460		3580		
number of items ____ 3470				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	5,000	3615		
H. Total deductions and/or charges			(163,604)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 1,129,304	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants	74,868	3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities		3734		
D. Undue Concentration	4,776	3650		
E. Other (List)		3736	(79,644)	3740
10. Net Capital			$ 1,049,660	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company as of 01/31/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	5,766	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	949,660	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	1,041,011	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	86,485	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	86,485	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%		3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	8.24	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25. Excess net capital (line 10 less 24)	$	N/A	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page ·)	%	N/A	3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page .)	%	N/A	3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$	N/A	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	N/A	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	N/A	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER McLiney and Company

For the period (MMDDYY) from 2/01/07 [3932] to 1/31/08 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)	48,921	4235		
b. Includes unrealized gains (losses)	(130,925)	4236		
c. Total realized and unrealized gains (loses)			(82,004)	3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			2,375,773	3995
12. Total revenue			$ 2,293,769	4030
EXPENSES				
13. Registered representative's compensation			$ 460,000	4110
14. Clerical and administrative employees' expenses			142,070	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			1,080,875	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)				4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			16,066	4060
20. Occupancy and equipment costs			17,880	4080
21. Promotional costs				4150
22. Interest expense			7,037	4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses				4195
27. Other expenses			628,750	4100
28. Total expenses			$ 2,352,678	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			(58,909)	4210
30. Provision for Federal income taxes (for parent only)			23,424	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ (35,485)	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (768,304)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company — as of 1/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

Exempt under rule 15c-3-3 section (k)(2)(a)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340	
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350	
3. Monies payable against customers' securities loaned (see Note C)		4360	
4. Customers' securities failed to receive (see Note D)		4370	
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390	
7. **Market value of short security count differences over 30 calendar days old		4400	
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days		4410	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420	
10. Other (List)		4425	
11. TOTAL CREDITS			$ 4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440	
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450	
14. Failed to deliver of customers' securities not older than 30 calendar days		4460	
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465	
16. Other (List)		4469	
17. **Aggregate debit items			$ 4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( ) 4471
19. **TOTAL 14c3-3 DEBITS			$ 4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$ 4480
21. Excess of total credits over total debits (line 11 less line 19)	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$ 4530
26. Date of deposit (MMDDYY)	4540

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4333] Monthly [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and COmpany as of 1/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... $ ______ [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... XXX [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335] ______ [4570]

D. (k)(3) — Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ ______ [4586]
   A. Number of items .... ______ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ______ [4588]
   A. Number of items .... ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company — as of 1/31/08

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company as of 1/31/08

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
34 4600	4601	4602	$ 4603	4604	4605
35 4610	4611	4612	4613	4614	4615
36 4620	4621	4622	4623	4624	4625
37 4630	4631	4632	4633	4634	4635
38 4640	4641	4642	4643	4644	4645
39 4650	4651	4652	4653	4654	4655
40 4660	4661	4662	4663	4664	4665
41 4670	4671	4672	4673	4674	4675
42 4680	4681	4682	4683	4684	4685
43 4690	4691	4692	4693	4694	4695
		Total	$ 44 4699*		

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER McLiney and Company as of 1/31/08

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. Equity Capital				
A. Partnership Capital:				
1. General Partners	55 $	[4700]		
2. Limited		[4710]		
3. Undistributed Profits		[4720]		
4. Other (describe below)		[4730]		
5. Sole Proprietorship		[4735]		
B. Corporation Capital:				
1. Common Stock		[4740]		
2. Preferred Stock		[4750]		
3. Retained Earnings (Dividends and Other)	66	[4760]		
4. Other (describe below)		[4770]		
2. Subordinated Liabilities				
A. Secured Demand Notes		[4780]		
B. Cash Subordinates		[4790]		
C. Debentures		[4800]		
D. Other (describe below)		[4810]		
3. Other Anticipated Withdrawals				
A. Bonuses		[4820]		
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	[4860]		
C. Other (describe below)		[4870]		
Total			$	[4880]

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,328,393	[4240]
A. Net income (loss)			(35,485)	[4250]
B. Additions (includes non-conforming capital of	$	[4263]	68	[4260]
C. Deductions (includes non-conforming capital of	$	[4272]		[4270]
2. Balance, end of period (From item 1800)			$ 1,292,908	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	[4300]
A. Increases		[4310]
B. Decreases	( )	[4320]
4. Balance, end of period (From item 3520)	$	[4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company as of 1/31/08

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	$	4910		4920
2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes [X]	4930	No [ ]	4940
3. Personnel employed at end of reporting period:				
A. Income producing personnel				4950
B. Non-income producing personnel (all other)				4960
C. Total				4970
4. Actual number of tickets executed during current month of reporting period				4980
5. Number of corrected customer confirmations mailed after settlement date				4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	5000	$ 5010	5020	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts — over 60 calendar days	5280	$ 5290	5300	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 11 business days or longer (21 business Days or longer in the case of Municipal Securities)	5363	$ 5364	5365

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	$	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$ 18,000	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$ 58,500	5388
B. Net	$	5390

OMIT PENNIES

McLiney and Company

Financial Statements

January 31, 2008

WEAVER & MARTIN

Board of Directors
McLiney and Company

Independent Auditor's Report

We have audited the accompanying balance sheet of McLiney and Company as of January 31, 2008 and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLiney and Company as of January 31, 2008 and the results of its operations, shareholders' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin, LLC

Weaver & Martin, LLC
Kansas City, Missouri
March 12, 2008

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

McLiney & Company
Balance Sheet
Janaury 31, 2008

Assets		
Current assets:		
Cash	$	237,477
Cash, segregated account		5,026
Note receivable shareholders		117,600
Other receivables		12,321
Recoverable income taxes		3,951
Securities owned at market value		994,306
Prepaid expense		3,811
Total current assets		1,374,492
Furniture and equipment		110,726
Accumulated depreciation		(89,805)
		20,921
	$	1,395,413
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	11,800
Note payable		52,000
Accrued liabilities		22,685
Total current liabilities		86,485
Deferred income tax liability		16,020
Commitments:		
Shareholders' equity:		
Common stock-		
Class A, voting, $1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding		100,000
Class B, voting, $1 par value, 15,000 shares authorized, 5,090 issued and outstanding		5,090
Additional paid-in capital		10,180
Accumulated other comprehensive income		100,373
Retained earnings		1,260,143
		1,475,786
Less treasury stock at cost (14,224 A shares and 3,916 B shares)		(182,878)
Total shareholders' equity		1,292,908
	$	1,395,413

See notes to financial statements.

McLiney & Company
Statement Of Income and Comprehensive Income
Year Ended January 31, 2008

Underwriting, trading and fees	$	2,286,034
Other operating income (expense):		
Interest and other income		89,739
Realized gain on sale of securities		48,921
Interest expense		(7,037)
		131,623
Operating expenses		2,345,641
Income before income tax benefit		72,016
Income tax benefit		23,424
Net income		95,440
Other comprehensive income:		
Unrealized loss on securities		(130,925)
Comprehensive loss	$	(35,485)

See notes to financial statements.

McLiney & Company
Statement Of Shareholders' Equity
Year Ended January 31, 2008

	Balance 1/31/07	Treasury Stock	Income	Balance 1/31/08
Common stock A & B	$ 105,090	$ -	$ -	$ 105,090
Paid-in capital	10,180	-	-	10,180
Retained earnings	1,164,703	-	95,440	1,260,143
Other comprehensive income	231,298	-	(130,925)	100,373
Treasury stock	(182,878)	-	-	(182,878)
Total equity	$ 1,328,393	$ -	$ (35,485)	$ 1,292,908

See notes to financial statements.

McLiney & Company
Statement Of Cash Flows
Year Ended January 31, 2008

Operating activities:		
Net income before comprehensive loss	$	95,440
Adjustments to reconcile net income to cash flows used in operating activities:		
Depreciation		3,715
Gain on sale of securities		(48,921)
Change in assets and liabilities-		
Other receivables		(11,800)
Prepaid expense and other		(153)
Accounts payable		(28,150)
Accrued liabilities		4,561
Accrued income taxes		(19,712)
Deferred income tax liability		(11,104)
Cash provided by operating activities		(16,124)
Investing activities:		
Purchase of securities		(503,159)
Purchase of fixed assets		(5,345)
Proceeds from sale of securities		232,600
Cash used in investing activities		(275,904)
Decrease in cash		(292,028)
Cash, beginning of year		534,531
Cash, end of year	$	242,503
Supplemental cash flow information:		
Interest paid	$	7,037
Income taxes paid	$	11,343

See notes to financial statements.

McLiney and Company
Notes to Financial Statements
January 31, 2008

1. Summary of Significant Accounting Policies

Nature of Operations:
The Company is a broker-dealer, principally in securities of Municipalities, with customers throughout the United States. Management does not believe significant credit risk exists in its sales or receivables.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Furniture and Equipment:
Depreciation is calculated on straight-line and accelerated methods using estimated useful lives of five to ten years.

Securities:
Securities are valued at market and consisted principally of municipal government obligations and marketable securities. The transactions are recorded at the settlement date. As of January 31, 2008, approximately $100,373 of unrealized gains are included in the value of securities owned.

Long-lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of January 31, 2008, there had been no impairment in the carrying value of long-lived assets.

Income Taxes
Deferred income taxes are provided to reflect the timing differences in recording expense and income for financial statement and tax purposes.

Cash Equivalents:
The Company's cash equivalents consist principally of cash and money market accounts with financial institutions. The investment policy limits the amount of credit exposure of any one financial institution.

Financial Instruments:
The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

2. Note payable
The Company has a $2,500,000 line of credit with a bank secured by securities inventory and a personal guarantee of the majority shareholder. Interest is payable monthly at the prime rate. On January 31, 2008 the prime rate was 7.25% and fluctuated between 7.25% and 8.25% during the year then ended. As of January 31, 2008 no funds had been borrowed against the line.

On January 1, 2007 the company executed a note payable in exchange for 3,320 shares of Class A company stock. The note bears interest at 10%, payable monthly with the principal payable on demand.

3. Net Capital Requirements and SIPC Assessment
The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At January 31, 2008, the Company had a net capital ratio of .0824 to 1.

The annual general assessment reconciliation form (SIPC-7) was waived by the Securities Investor Protection Corporation for the year ended January 31, 2008.

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers.

4. Pension Plan
The Company has a Savings Incentive Match Plan for Employees (SIMPLE) covering all employees. The Company will match employee contributions up to 3% of compensation. Amounts contributed in fiscal 2008 were approximately $41,000.

5. **Commitments**

At January 31, 2005, the Company had entered into when-issued purchase commitments at market for municipal obligations of $905,000 and corresponding when-issued sale commitments of $890,000.

The Company rents office space under a three-year lease. Rent payments for the year ended January 31, 2008 totaled approximately $17,880. Minimum lease payments are $18,000 for fiscal years 2009, 2010, and 2011 and $4,500 for fiscal year 2012.

6. **Income Taxes**

The Company's effective income tax rate is lower than would be expected if the federal statutory rate were applied to income before tax, primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes as well as a decrease in the deferred tax liability of $11,000 during the year ended January 31, 2008.

The income tax provision is composed of the following:

Federal – Current year	$	869
Prior years and deferred		(25,076)
State and local		783
Net income tax (benefit)	$	(23,424)

The Company has capital loss carryforwards of $6,038 as of January 31, 2008. The carryforwards will be used to offset future capital gains or expire in 2011.

Deferred tax liabilities consist of the following:

Fixed asset depreciation	$	987
Unrealized gains on securities		15,939
Capital loss carryforwards		(906)
	$	16,020

7. **Related Party Transactions**

Included in notes receivable at January 31, 2008 were two unsecured notes with shareholders. Interest is payable semi-annually at 5% with the principal payable upon demand.

McLiney & Company
Statement Of Reconciliation Of Statement Of Financial Position
Janaury 31, 2008

	* As Originally Reported (Part II) (Unaudited)	Adjustments Add (Deduct)		Amount As Adjusted (Audited)
1. Cash	$ 237,477	$		$ 237,477
2. Cash segregated with regulations	5,026			5,026
4. Receivable from customers	-			-
5. Receivables from non-customers				
B. Partly secured & unsecured	129,921	3,951	4	133,872
7. Securities owned, at market				
B. US and Canadian govt obligations	495,184			495,184
E. Stock and warrants	499,122	-		499,122
H. Other securities	-			-
8 Securities owned not readily marketable	-			-
14. Furniture and equipment, net	18,636	2,285	5	20,921
15. Other assets				
A. Dividends and interest receivable	-			
D. Miscellaneous	9,526	(5,715)	1	3,811
16. Total assets	$ 1,394,892	$ 521		$ 1,395,413
Total assets - allowable	$ 1,236,809	$ -		$ 1,236,809
Total assets - nonallowable	158,083	521		158,604
Total assets	$ 1,394,892	$ 521		$ 1,395,413
23. C. Current income taxes	$ 8,369	$ (8,369)	3	$ -
D. Deferred income taxes	27,124	(11,104)	2	16,020
23. E. Accrued expenses	86,484	1	6	86,485
26. Total liabilities	121,977	(19,472)		102,505
29. B. Common stock	105,090			105,090
C. Additional paid-in capital	10,180			10,180
D. Retained earnings	1,340,523	19,993	1,2,3,4,5,6	1,360,516
E. Total	1,455,793	19,993		1,475,786
F. Treasury stock	(182,878)			(182,878)
30. Total ownership equity	1,272,915	19,993		1,292,908
31. Total liabilities and ownership equity	$ 1,394,892	$ 521		$ 1,395,413

*** - Refers to the most recent unaudited page 1 to 4, part II of form X 17a-5 filed by McLiney and Company as of January 31, 2008**

Explanation of adjustments

1. Year end adjustment of miscellenous other assets	$	(5,715)
2. Year end adjustment of other receivables		3,951
3. Year end adjustment of deferred income taxes		(11,104)
4. Year end adjustment of current income taxes		(8,369)
5. Year end adjustment of net property		2,285
6. Rounding		1

McLiney& Company
Reconciliation Of Net Capital Under Rule 15c3-1 Pursuant To Rule 17a-5(d)(4)
Janaury 31, 2008

		* As Originally Reported (Part II) (Unaudited)		Adjustments Add (Deduct)			Amount As Adjusted (Audited)
1. Total ownership equity	$	1,272,915	$	19,993	1	$	1,292,908
3. Total ownership equity qualified for net capital		1,272,915		19,993	1		1,292,908
5. Total capital and allowable subordinated liabilities		1,272,915		19,993	1		1,292,908
6. Deductions and/or charges							
A. Total non allowable assets		158,083		521	2		158,604
F. Other deductions		5,000					5,000
H. Total deductions		163,083		521	2		163,604
8. Net capital before haircuts		1,109,832		19,472	4		1,129,304
9. Haircuts on securities							
C.3 State and municipal government obligations		-					-
C.5 Stocks and warrants		80,250		(5,382)	4		74,868
D.Undue Concentrations		-		4,776	4		4,776
10. Net Capital		1,029,582		20,078	1,2		1,049,660
11. Minimum net capital required		6,323		(557)	4		5,766
12. Minimum dollar net capital		100,000					100,000
13 Net capital requirement		100,000					100,000
14. Excess net capital		929,582		20,078	4		949,660
15. Excess net capital at 1,000%		1,020,096		20,915	4		1,041,011
16. Total A.I. liabilities		94,853		(8,368)	3		86,485
19. Total aggregate indebtedness		94,853		(8,368)	3		86,485
Percent of aggregate indebtedness		9.00%					8.24%

*** - Refers to the most recent unaudited page 1 to 4, part II of form X 17a-5 filed by McLiney and Company as of January 31, 2008**

Explanation of adjustments

1. Net effect of year end adjustments on retained earnings	$	19,993
2. Year-end adjustments and accruals - non-allowable assets		521
3. Year-end adjustments and accruals - non-allowable liabilities		(8,368)
4. Calculation difference		

McLiney & Company
Statement Of Reconciliation Of Computation For Determination Of The Reserve Requirements Under Rule 15c3-3 Pursuant To Rule 17a-5(d)(4)
Janaury 31, 2008

Exempt under rule 15c3-3, Section (K)(2)(A)

McLiney & Company
Statement Pursuant To Rule 17a-5(d)(4)
Janaury 31, 2008

There were no material differences between the most recent unaudited report Form X-17A-5, Part II filed by McLiney and Company and the enclosed audited Form X-17A-5, Part II.

WEAVER & MARTIN

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements of McLiney and Company (the "Company") for the year ended January 31, 2008 (on which we issued our report dated March 12, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver & Martin, LLC

Weaver & Martin LLC
Kansas City, Missouri
March 12, 2008

McLINEY AND COMPANY

Investment Banking
Municipal Bonds

2800 MCGEE TRAFFICWAY
KANSAS CITY, MISSOURI 64108

(816) 221-4042
(800) 432-4042
FAX (816) 221-4048

SECURITIES & EXCHANGE COMMISSION
RECEIVED
MAR 31 2008
CHICAGO REGIONAL OFFICE

3-27-08

Pursuant to the provisions of subparagraph (e)(3) of SEC Rule 17a-5 we are requesting that our audit information be treated as confidential.

George J. McLiney, Jr.
McLiney And Company

END